EXHIBIT 99.1

Burcon Announces Results of Shareholder Meeting

VANCOUVER, British Columbia, Sept. 08, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Corporation”), a leader in functional, renewable plant-based proteins, is pleased to announce the results from its 2017 annual and special meeting of shareholders (the “Meeting”) held on September 7, 2017.

The results of the voting on the election of the directors are as follows:

Director Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non Votes
Allan Yap	14,305,874	91.27	1,368,411	8.73	1,958,661
Rosanna Chau	15,140,868	96.60	533,417	3.40	1,958,661
David Lorne John Tyrrell	15,140,868	96.60	533,417	3.40	1,958,661
Alan Chan	14,305,874	91.27	1,368,411	8.73	1,958,661
Matthew Hall	2,708,519	17.28	12,965,766	82.72	1,958,661
J. Douglas Gilpin	15,140,868	96.60	533,417	3.40	1,958,661
Peter H. Kappel	15,467,719	98.68	206,566	1.32	1,958,661

All of the seven nominees set out in Burcon’s management proxy circular dated July 21, 2017 proposed by management for election to the board of directors (the “Board”) of the Corporation at the Meeting were elected to the Board as a matter of corporate law.  However, pursuant to Burcon’s majority voting policy (the “Policy”), any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares in favour of his election, must promptly tender his resignation to the Board.  At the Meeting, Mr. Matthew Hall received more votes withheld than votes in favour and therefore, in accordance with the Policy, Mr. Hall is required to submit his resignation to the Board for its consideration.   Under the Policy, the Board will promptly accept the resignation unless it determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it.  The Board will make its decision and reasons available to the public within 90 days of the Meeting.

Shareholders of the Corporation also approved all other items of business brought forward at the Meeting.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could," “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca